BRF S.A.

PUBLIC COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

BRF S.A.

Public Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

notice to shareholders

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS A), further to Article 21-A, § 6, of Instruction CVM nº 481/2009, as modified, hereby informs its shareholders and the market in general that, in view of (i) the refusal of certain candidates to join the slate approved by the Board of Directors, as informed in the Material Facts dated as of 04.11.2018 and 04.12. 2018, and (ii) the request for the adoption of the cumulative voting system in the election of the members of the Board of Directors, according to the Notice to Shareholders dated as of 04.12.2018, the Distance Voting Form announced on April 6, 2018 was resubmitted, on the date hereof, regarding the Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 26, 2018 (“AGO/E”), at 11 a.m. (“Voting Form”).

The changes effected to the Voting Form refer, exclusively, to the items related to the appointment of the members of the Board of Directors and the Chairman and Vice-Chairman of such board (items 13 to 18 of the Voting Form’s previous version) and reflect the fact that the slate-based voting system will no longer be adopted, as the election will occur by means of the cumulative voting procedure, in accordance with the request announced in the Notice to Shareholders dated as of 04.12.2018.

BRF informs that (i) all the candidates presented in the Voting Form’s previous version were included in the Voting Form for the election by means of cumulative voting, except for Mr. José Aurélio Drummond Jr., who formally presented to the Company, on the date hereof, a request to be excluded to run for a position in the Board of Directors; and (ii) item 18 of the Voting Form’s previous version, that contained the appointment of the candidates for Chairman and Vice-Chairman of the Board of Directors, was excluded, preventing the voting to the Chairman and Vice-Chairman by means of the Voting Form. In case the Company, from the date hereof, receives (i) the appointment of new candidates to the Board of Directors or (ii) a request for exclusion of candidates, their names will be informed by means of a Notice to Shareholders. The new candidates shall only be voted by the shareholders present to the AGO/E in person or by means of their attorneys-in-fact (including those made available by the Company by means of the Public Request for Power of Attorney, according to Article 22 and following articles of Instruction CVM nº 481/2009).

BRF further informs that the votes related to the election of the members of the Board of Directors contained in items 13 to 18 of the Voting Form sent to the Company will be considered invalid, as provided in Article 21-A, § 5º, e § 6º, item II, of Instruction CVM nº 481/2009.

Therefore, the shareholders who have already sent the Voting Form with instructions regarding the items related to the election of the Board of Directors shall send a new Voting Form, based on the model published on the date hereof. To avoid that your voting instruction be considered conflicting, it is advisable that the shareholder delivers a new instruction to the same service provider previously used, as provided in Article 21-A, § 6, item IV, of CVM Instruction No. 481/2009.

The due date for the shareholder who wishes to send a new Voting Form to the Company remains unchanged, i.e., up to April 19, 2018.

São Paulo, April 13, 2018.

Lorival Nogueira Luz Jr.

Chief Financial Officer and Investor Relations Officer